Exhibit 99.1

FOR IMMEDIATE RELEASE

Yahoo and Taboola Enter 30- Y ear Commercial Agreement, Developing a Leading Offering for Advertisers, Publishers and Merchants on the Open Web; Partnership to Generate Approximately $1 Billion in Annual Revenue

●	Taboola to Power Native Advertising Exclusively Across Yahoo’s Iconic Digital Properties Reaching Nearly 900 Million Monthly Active Users Worldwide
●	Represents Exciting Strategic Next Step for Yahoo in Continuing to Reinvigorate Growth and Innovation Under New Leadership and Ownership
●	Creates Massive New Contextual Channel for Advertisers to Reach Consumers
●	Representative of Yahoo to Join Taboola Board of Directors as Single Largest Shareholder
●	Taboola to Host Investor Conference Call Today at 8:30 a.m. ET

NEW YORK, November 28, 2022 – Yahoo and Taboola (NASDAQ: TBLA), a global leader in powering recommendations for the open web, today announced that they have entered into a 30-year, exclusive commercial agreement. Taboola will exclusively power native advertising across all of Yahoo’s digital properties and will be available to buy through the Yahoo DSP, establishing Taboola as a leading native advertising offering for advertisers, publishers and merchants on the open web.

Through this unique partnership, Taboola will benefit from Yahoo’s scale as a leading consumer tech company reaching nearly 900 million monthly active users worldwide as a top-ranked internet property across mail, sports, finance and news. By powering Yahoo’s native advertising solutions, Taboola will help deliver greater reach, better campaign performance and improved user experiences, supporting brands as they continue to look for alternative advertising options outside of walled gardens. Taboola will continue to invest heavily in R&D, enhancing how people discover things they may like, and strengthen its leadership in contextual advertising. As part of the partnership, Yahoo will receive just under 25 percent of the pro forma equity of Taboola. The partnership will allow Yahoo to further enhance its own unified advertiser offerings, enhance consumer experiences across Yahoo’s owned media properties, and participate in significant shared value creation as Taboola’s largest single shareholder.

“Yahoo is an internet pioneer, representing one of the largest, most trusted and most sophisticated publishers in the world,” said Adam Singolda, Founder and CEO of Taboola. “Everywhere I look, I see a rocket ship growth opportunity for both of us - native, eCommerce, Video, header bidding (display) and more. This win-win partnership will meaningfully accelerate our growth flywheel, expanding our reach to more users on the open web with high-intent traffic to provide world-class solutions for advertisers, publishers, merchants and users in a cookie-less world. For publishers in the open web, we’ll be able to invest even more in driving revenue, engagement and audience growth moving forward, empowering performance, brand advertisers, merchants as well as agencies with an immense reach to users in a premium, trusted environment. This partnership is a big step toward achieving our goal of generating $1 billion in ex-TAC* by 2025.”

“Partnering with Taboola enables Yahoo to further enhance the contextual and native offerings within our unified advertising stack," said Jim Lanzone, CEO of Yahoo. "The partnership also allows Yahoo and Taboola to continue to differentiate in market, improving user, advertiser and publisher experiences across properties, while benefiting from the long-term tailwinds in digital native advertising. Together with Taboola, we will maximize reach and campaign performance for advertisers, enhance monetization opportunities for publishers, and drive improved, privacy-forward experiences for users. As we continue to build the next era of Yahoo, we are thrilled to have strong partners by our side.”

Yahoo is owned by funds managed by affiliates of Apollo.

With long-term support from Apollo, alignment with shareholders and commitment to support the advertiser platforms of both companies, the partnership will accelerate both Taboola and Yahoo’s growth plans in an attractive sector of the market. The agreement represents a strong belief by Apollo in Taboola’s go-forward strategy and future as a leading offering for advertisers, publishers and merchants on the open web.

Commercial Agreement Details

Under the terms of the 30-year, exclusive commercial agreement, Taboola will power native advertising solutions on all of Yahoo’s internet properties, driving more than 800 billion impressions. As part of the agreement, Yahoo will receive 24.99% of Taboola’s total issued and outstanding shares on a combined post-transaction basis, with approximately 60% in standard ordinary shares and 40% in new non-voting ordinary shares, as well as one representative on the Taboola Board of Directors.

The agreement is expected to be highly accretive to Taboola Revenue, Adjusted EBITDA and Free Cash Flow. The agreement is also expected to be highly accretive to Revenue and Adjusted EBITDA on a per-share basis.

The agreement, which has been approved by the Boards of Directors of both companies, is expected to close in the first quarter of 2023, subject to receipt of customary shareholder and regulatory approvals, as well as certain closing conditions. Separately, Taboola today announced a Special General Meeting of Shareholders to be held on December 30, 2022, for the purpose of seeking the required shareholder approval.

Accompanying materials on the agreement for Taboola investors have been furnished to the SEC and posted on Taboola’ website at investors.taboola.com.

Advisors

LionTree, which is a co-investor in Yahoo, served as financial advisor on the transaction. Evercore served as advisor to Yahoo. LUMA Partners also served as an advisor. Paul, Weiss, Rifkind, Wharton & Garrison LLP and Erdinast, Ben Nathan, Toledano & Co. served as legal counsel to Yahoo. Davis Polk & Wardwell LLP and Meitar Law Offices served as legal counsel to Taboola.

Conference Call

Taboola's management team will discuss the company's strategic partnerships today, November 28, at 8:30 a.m. ET. The call can be accessed via webcast at investors.taboola.com. To access the call by phone, please go to this link to register https://register.vevent.com/register/BI6269633748334152b7886199348941e7. The webcast will be available for replay for one year, through the close of business on November 28, 2023.

Upcoming Conference Participation

Taboola’s management team will present at the Credit Suisse 26th Annual Technology Conference on November 30, 2022, at 3:45 p.m. MT (5:45 p.m. ET) and host investor one-on-one meetings.

For more information, please visit the conference website at https://www.credit-suisse.com/microsites/americas/annual-technology-conference/en.html.

Investor Event

Taboola will hold an Investor Event following the closing of the agreement, expected in the first quarter of 2023, to share additional information on the agreement and provide updates on its strategy, market opportunities and financial model. A webcast of the event, along with supporting materials, will be accessible live through the Investor Relations section of Taboola’s website at investors.taboola.com.

About Taboola

Taboola powers recommendations for the open web, helping people discover things they may like.

The Company’s platform, powered by artificial intelligence, is used by digital properties, including websites, devices and mobile apps, to drive monetization and user engagement. Taboola has long-term partnerships with some of the top digital properties in the world, including CNBC, BBC, NBC News, Business Insider, The Independent and El Mundo.

Prior to today’s transaction, more than 15,000 advertisers used Taboola to reach over 500 million daily active users in a brand-safe environment. Following the acquisition of Connexity in 2021, Taboola is a leader in powering e-commerce recommendations, driving more than 1 million monthly transactions each month. Leading brands, including Walmart, Macy’s, Wayfair, Skechers and eBay are among key customers.

Learn more at www.taboola.com and follow @taboola on Twitter.

About Yahoo

Yahoo reaches nearly 900 million people around the world, bringing them closer to mail, finance, sports,  and news—with the trusted products, content and tech that fuel their day. For partners, Yahoo provides a full-stack platform for businesses to amplify growth and drive more meaningful connections across advertising, search and media. To learn more, please visit yahooinc.com.

Note Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements.  Forward-looking statements generally relate to future events, including Taboola.com Ltd.’s (the “Company’s”) expectations for the proposed transactions described in this press release and future financial or operating performance of the Company.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. Examples of such forward-looking statements include, but are not limited to, projections or estimates regarding the impact of the proposed transactions on the Company’s future financial or operating performance.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Uncertainties and risk factors that could affect the Company’s future performance and cause results to differ from the forward-looking statements in this press release include, but are not limited to: the Company’s ability to obtain the required approvals to consummate the transaction and the timing, costs or other actions that may be required to obtain such approvals; the Company’s ability to transition to and fully launch the native advertising service for College Top Holdings, Inc., a Delaware corporation, and Yahoo AdTech JV, LLC, a Delaware limited liability company (the “Yahoo Parties”) on the currently anticipated schedule or at all; market acceptance of the new service and the Company’s ability to attract new or existing Yahoo advertisers to the new service; risks that existing Yahoo advertisers may terminate their contracts as a result of the proposed transactions and not migrate to the Company’s service; the ability to generate $1 billion in annual revenue from the transaction, which depends on, among other things, full ramp up of the partnership, improved yields for Yahoo due to the application of Taboola technology and data, improved yields for Taboola due to increased advertiser demand from Yahoo and additional data, and normal economic conditions; costs related to the introduction and operation of the new service; the timing and amount of any margin, profitability, cash flow or other financial contributions of the new service; the risk that the new service results in a decline in the Company’s financial performance during the preparation and roll out of the new service and beyond; the 30-year term as an exclusive native publisher partner with the Yahoo Parties, which can be subject to early termination in accordance with the governing agreements and/or applicable law; ability to generate or achieve the increase in revenue and ex-TAC to the levels assumed in this press release or at all; ability to transform the Company into an alternative to the walled gardens in the open web; ability to expand beyond traditional advertising to include additional value-added services to create future growth; ability to accelerate the Company and Yahoo Parties growth plans; ability to develop a leading offering for advertisers, publishers and merchants on the open web; ability to maximize reach and campaign performance for advertisers, enhance monetization opportunities for publishers, and drive improved, privacy-forward experiences for users; the intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers; ability to maintain relationships with current advertiser partners; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce to support the proposed transactions; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the COVID-19 or other possible future pandemics; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that the Company is incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 under Item 3.D. “Information About the Company - Risk Factors” and in the Company’s subsequent filings with the Securities and Exchange Commission.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. The Company undertakes no duty to update these forward-looking statements except as may be required by law.

*Non-GAAP Information

This press release includes ex-TAC Gross Profit, referred to as ex-TAC in this press release, which is a non-GAAP financial measure. This non-GAAP financial measure is not a measure of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Taboola’s financial results. Therefore, ex-TAC Gross Profit, which Taboola calculates as gross profit adjusted to include other cost of revenues, should not be considered in isolation or as an alternative to gross profit under GAAP. You should be aware that Taboola’s presentation of ex-TAC Gross Profit may not be comparable to similarly-titled measures used by other companies.

Taboola believes that ex-TAC Gross Profit is useful because traffic acquisition cost, or TAC, is what Taboola must pay digital properties to obtain the right to place advertising on their websites, and Taboola believes that focusing on ex-TAC Gross Profit better reflects the profitability of its business. Taboola uses ex-TAC Gross Profit as part of its business planning, for example in decisions regarding the timing and amount of investments in areas such as infrastructure. Taboola believes that the use of ex-TAC Gross Profit provides an additional tool for investors to use in evaluating operating results and trends and in comparing Taboola’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Non-GAAP financial measures are subject to inherent limitations because they reflect the exercise of judgments by management about which items are excluded or included in calculating them, which may vary from period to period. The Company’s long-term ex-TAC Gross Profit operating goal for 2025 is not guidance or a projection. Taboola is not able to provide a similar goal for 2025 gross profit, the most directly comparable GAAP measure. These measures are not predictable for 2025. As a result, no reconciliation could be provided without unreasonable efforts.

For the same reasons, we are unable to address the probable significance of the unavailable information.

Contacts

Taboola

Investor Contact:
Stephen Walker
investors@taboola.com

Press Contact:
Dave Struzzi
dave.s@taboola.com

Yahoo

Allison Butler
allison.butler@yahooinc.com